02016034

P.E. 2/11/02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of February 2002

Groupe Danone
(Translation of registrant's name into English)

7, rue de Téhéran
75008 Paris
France
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______)

Enclosure:

A press release dated February 18, 2002 announcing Danone's audited consolidated accounts for 2001.

PRESS RELEASE

DANONE

February 18th, 2002

GROUPE DANONE :

EPS GROWTH TARGET REACHED FOR THE 2nd HALF (+10.4%)

2001 FIGURES
Like for like sales growth +5.1%
Solid increase in operating margin from 10.8% to 11.1%
Net result (excluding exceptional one-time items) **of € 780 million: +8.3%**
Exceptional one-time items: € 648 million (after tax)

The Board of Directors of Groupe DANONE, meeting on February 18th, approved the audited consolidated accounts for 2001.

Key Figures (€ millions)	2000	**2001**	Growth
Net Sales	14,287	**14,470**	[1] +5.1%
Operating Result	1,550	**1,609**	[1] +9.8%
Operating Margin	10.8%	**11.1%**	[1] +48bp
Net Result (exc. exceptional one-time items)	720	**780**	+8.3%
EPS (f. diluted) (exc. exceptional one-time items)	5.09€	**5.51€**	+8.3%
Exceptional one-time items (after tax)	1	[2] **(648)**	
Net result	721	**132**	
Net debt	4,401	**4,827**	
Gearing ratio	55%	**72%**	

[1] : like for like : at constant scope of consolidation and exchange rates
[2] : Including Biscuits restructuring provisions and exceptional impairment of Galbani's goodwill

1. **Net Sales : +5.1%** (like for like)

As already published on January 22nd, Groupe DANONE net sales grew 5.1% like for like in 2001.

For further information :
PADOCS01/218856.1 33 1 44 35 20 75
GROUPE DANONE : 7, rue de Téhéran, 75381 Paris Cedex 08 – Fax 33 1 45 63 88 22

2. Operating margin grew up to 11.1%

In 2001, operating margin pursued its growth, in line with the Group's targets. Operating margin reached 11.1%, growing 27 basis points (48bp on a like for like basis).

This performance was achieved in a challenging environment because of the strikes that followed the announcement of the Biscuit restructuring plan in France, very difficult economics conditions in Argentina and unfavorable price evolutions for some key Group's raw materials. Increases in milk and PET prices led to a 50 basis points operating margin impact partially offset by higher pricing.

Operating results and margins by business line and area

BY BUSINESS LINE (€ millions)	Operating Result 2000	Operating Result 2001	Operating Margin 2000	Operating Margin 2001
Fresh Dairy Products	712	790	10.9%	11.4%
Beverages	513	432	12.4%	[1] 11.4%
Biscuits	282	316	8.7%	9.4%
Other Food Activities	49	60	13.0%	16.0%
Unallocated Items	-6	11	-	-
Group	1,550	1,609	10.8%	11.1%

[1] : Including significant impact of the European Beer Business deconsolidation.; the operating margin of the beverages division grew 22 bp at constant scope of consolidation and exchange rates.

BY AREA (€ millions)	Operating Result 2000	Operating Result 2001	Operating Margin 2000	Operating Margin 2001
France	526	462	12.2%	11.5%
Rest of Western Europe	541	584	10.3%	11.4%
Rest of World	489	552	8.9%	8.9%
Unallocated Items	-6	11	-	-
Group	1,550	1,609	10.8%	11.1%

Operating result structure

The operating result structure has been significantly affected by changes observed in 2001 within the scope of consolidation, mainly due to the disposal of the European Beer Business that had a cost structure significantly different from the Group average.

(€ millions)	2000	*% of 2000 Sales*	2001	*% of 2001 Sales*
NET SALES	**14,287**		**14,470**	
Cost of goods sold	(6,973)	48.8%	**(7,196)**	[1] 49.7%
Selling expenses	(4,453)	31.2%	**(4,331)**	29.9%
Others	(1,311)	9.2%	**(1,334)**	9.2%
OPERATING RESULT	**1,550**	**10.8%**	**1,609**	**11.1%**

Like for like, as a percentage of sales, 2001 cost of goods sold improved vs 2001

3. Net result (Exc. exceptional one-time items) reached € 780 million, up 8.3%

Thanks to the positive dynamic of the operating result, net profit (excluding exceptional one-time items) grew 8.3% in 2001

Exceptional one-time items, in line with Group's initial announcements, include € 236 million (before tax) for the Biscuits restructuring and € 475 million for an impairment to the Galbani's goodwill linked with the divestment projects contemplated.

After exceptional one-time items, net result was € 132 million.

(€ millions)	2000	2001
OPERATING RESULT	1,550	1,609
Exceptional items	23	(757)
Interest expenses	(193)	(180)
Taxes	(562)	(416)
Result before minority Interests	818	256
Minority interests	(130)	(163)
Net earning of equity method companies	33	39
Net result	721	132
Of which exceptional one-time items	1	[1] (648)
Net result (exc. exceptional one-time items)	720	780

[1] : gross amount = € (737) million; tax effect = € 89 million

4. Second semester net EPS up 10.4%, in line with the Group's target

Net Earning Per share (exc. Exc. Exceptional one-time items) grew 10.4% in the 2nd half, beating the Group 10% target.

In 2001, Net Earning Per Share (exc. exceptional one-time items) grew 8.3% after goodwill amortization and 10.1% before goodwill amortization.

5. Sound financial structure and growing free cash-flow

Group's financial structure remained strong with a 72% gearing ratio and the ability to cash in roughly € 2 billion from the finalization of the European Beer business divestment.

Free cash flow grew by more than 30%, thanks to the first results of measures taken by the Group to accelerate the growth of this key indicator in the measurement of its performance. Capital expenditures decreased by 7.6% and went down from 5.6% of net sales in 2000 to 5.1% in 2000.

For further information :
PADOCS01/218856.1 33 1 44 35 20 75
GROUPE DANONE : 7, rue de Téhéran, 75381 Paris Cedex 08 – Fax 33 1 45 63 88 22

(€ millions)	2000	2001
Operating Cash Flow	1,558	**1,611**
Capital Expenditures	(798)	**(737)**
Net change in working capital	(136)	[1] **(56)**
Free cash flow	624	**818**
Net Debt	4,401	**4,827**
Equity (inc. minority interests)	8,019	**6,727**
Gearing Ratio	55%	**72%**

[1]: excluding receivables securitization

The Board will ask the Annual General Meeting of Shareholders, to be held on April 25th, 2002, to approve a dividend of **€ 2.06** per share for 2001, a rise of 8.4% compared to the amount paid last year.

o o O o o

For 2002, Groupe DANONE confirms its targets: like for like sales growth of at least 5%, operating margin growing at least 20 basis points and an EPS growth of 10%.

o o O o o

Net Sales for the Q1 2002 to be released on April 23rd, 2002

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements such as certain statements regarding Groupe DANONE's growth targets for 2002. Although the company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties. Risks that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among other things: (i) the risks of actual or alleged contamination or deterioration of food products; (ii) changes in exchange rates, including particularly the exchange rate of the euro to non-euro zone currencies; (iii) changes in economic trends and seasonality; (iv) increasing levels of competition in France and other international prepared food and beverage markets; (v) customers and market concentration; (vi) pricing and availability of raw materials; (vii) changes in laws and regulations; (viii) risks and uncertainties attendant to doing business in numerous countries which may be exposed to, or may have recently experienced, economic or governmental instability; and (ix) general competitive and market factors on a global, regional and/or national basis.

Groupe DANONE undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. Further disclosures that the company makes in its filings with the Securities and Exchange Commission should be consulted.

For further information :
PADOCS01/218856.1 33 1 44 35 20 75
GROUPE DANONE : 7, rue de Téhéran, 75381 Paris Cedex 08 – Fax 33 1 45 63 88 22

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant Groupe Danone has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 20, 2002

GROUPE DANONE

By: /s/ EMMANUEL FABER
Name: Emmanuel Faber
Title: Senior Executive Vice-President, Chief Financial Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant Group Danone has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 20, 2002

GROUPE DANONE

By: ______________________

Name: Emmanuel Faber

Title: Senior Executive Vice-President, Chief Financial Officer

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